SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                            InkSure Technologies Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45727E 10 6

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Michael Falk
                          ComVest Capital Partners, LLC
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 5, 2002

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45727E 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

       ComVest Venture Partners, L.P. (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         217,850
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     217,850
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      217,850
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         217,850
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      217,850
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45727E 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

       ComVest Management, LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         0
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     217,850
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      0
           PERSON              -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         217,850
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      217,850
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45727E 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

       COMMONWEALTH ASSOCIATES, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         922
          NUMBER OF           --------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     922
          OWNED BY            -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      922
           PERSON             -------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER
                                        922
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      922
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.01%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45727E 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

       COMMONWEALTH MANAGEMENT, LLC (75-3096361)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         0
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     922
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      0
           PERSON            -------------------------------------------------
            WITH              10         SHARED DISPOSITIVE POWER
                                         922
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      922
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.01%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45727E 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

       COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC (01-0622406)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         25,875
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     244,647
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      25,875
           PERSON            -------------------------------------------------
            WITH              10         SHARED DISPOSITIVE POWER
                                         244,647
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      244,647
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.02%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45727E 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

       MICHAEL S. FALK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         800,624
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     1,045,271
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      800,624
           PERSON            -------------------------------------------------
            WITH              10         SHARED DISPOSITIVE POWER
                                         1,045,271
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,045,271
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45727E 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

       CONVEST CAPITAL PARTNERS, LLC (13-4068973
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CITIZEN OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         0
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     0
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      0
           PERSON            -------------------------------------------------
            WITH              10         SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D/A


Item 1.  Security and Issuer.

         This Amendment No. 1 supplements and amends Schedule 13D, dated June 7, 2000, filed on behalf of ComVest Capital Partners, LLC. ("ComVest Capital"), Michael S. Falk ("Falk"), Robert Priddy, and Keith Rosenbloom. This Amendment No. 1 supplements and amends the Schedule 13D as set forth below.

         This Amendment No. 1 to the statement on Schedule 13D is being filed on behalf of ComVest Venture Partners, LP ("ComVest"), ComVest Management, LLC ("ComVest Management"), Commonwealth Associates, LP ("Commonwealth"), Commonwealth Management, LLC ("Commonwealth Management"), Commonwealth Associates Group Holdings, LLC ("Group Holdings"), ComVest Capital and Falk, and relates to the common stock, par value $0.01 per share (the "Common Stock") of InkSure Technologies Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 9 West Railroad Avenue, Tenafly, New Jersey 07670.

         The shares of Common Stock that are the subject of this statement include (i) shares of Common Stock; (ii) shares of Common Stock issuable upon conversion of warrants.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is filed jointly by (i) ComVest, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities, (ii) ComVest Management, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities; (iii) Commonwealth, a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking; (iv) Commonwealth Management, a limited liability company organized under the laws of Delaware, and general partner of Commonwealth; (v) Group Holdings, a limited liability company organized under the laws of Delaware, whose principal business is serving as a holding company; (vi) ComVest Capital, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities; and (vii) Falk, an individual. ComVest, Group Holdings, Commonwealth, ComVest Capital and Falk are the "Reporting Persons."

         ComVest Management is the general partner of ComVest and is wholly-owned by Group Holdings. Falk is Chairman and managing member of Group Holdings. Commonwealth Management is the general partner of Commonwealth, and is wholly owned by Group Holdings. Group Holdings is an affiliate of Commonwealth and ComVest. Falk is the controlling and managing member of ComVest Capital.

         The business address for all of the Reporting Persons and the other individual described in Item 2 is 830 Third Avenue, 4th Floor, New York, New York 10022. All of the Reporting Persons and other individuals identified in this Item 2 are United States citizens.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

         Item 3 is hereby amended to add the following:

         Private Placement. In connection with the Issuer's private placement (the "Private Placement") of Units, on July 5, 2002 ComVest purchased 2 Units (each, a "Unit") from the Issuer in exchange for $200,000, pursuant to the terms and conditions of a Private Placement Subscription Agreement by and among the Issuer, ComVest and the other individuals named therein (the "Subscription Agreement"). Each Unit consisted of (i) 62,112 shares of common stock, and (ii) a 5-year warrant to purchase 21,739 shares at an exercise price of $2.17 per share (the "Private Placement Warrants"). ComVest received an aggregate of 124,224 shares of common stock and 43,478 Private Placement Warrants. On April 3, 2003, ComVest Capital distributed its interest of 1,184,851 shares of Common Stock to the members of ComVest Capital. Falk, as member of ComVest Capital, received 684,605 shares of common stock in the distribution.

         The source of the funds used to purchase the Units was the working capital of ComVest.

         Terms of Private Placement Warrants.

         Each Private Placement Warrant will be exercisable for a period of five years commencing on July 5, 2002 for 21,739 shares of Common Stock at an exercise price of $2.17 per share (the "Exercise Price").

         The Private Placement Warrants are callable for a nominal price at the option of the Issuer on 30 days' notice to the holders of the Private Placement Warrants if (i) the average closing bid price of the Issuer's Common Stock for 20 consecutive trading days exceeds 300% of the Exercise Price, as adjusted,
(ii) the Common Stock of the Issuer is trading on a national securities exchange or Nasdaq SmallCap or National Market Systems, and (iii) a registration statement covering the Private Placement Warrant Shares has been declared effective and the Private Placement Warrant Shares are not otherwise subject to any lock-up restrictions.

         Advisor Warrants.

         Commonwealth, the exclusive placement agent in the Private Placement, received a commission equal to 8.5% of the aggregate purchase price of the Units sold. In addition, the Issuer issued to Commonwealth, or its designees, five-year warrants (the "Agent Warrants") to purchase that number of shares of Common Stock equal to 10% of the total number of shares of Common Stock sold in the Private Placement as determined on a fully diluted basis that gives effect to the exercise of the Private Placement Warrants.

The terms and conditions of the Agent Warrants shall be substantially similar to those of the Private Placements Warrants except that the exercise price of the Agent Warrants shall be $1.61 per share and the Agent Warrants shall not be redeemable by the Issuer.

         Commonwealth received 341,693, 178,184 and 31,056 Agent Warrants on July 5, 2002, July 31, 2002 and September 6, 2002, respectively. Commonwealth distributed a portion of the Agent Warrants to account executives who worked for Commonwealth in the Private Placement. In addition on July 5, 2002, Commonwealth distributed 699 Agent Warrants to Group Holdings and 116,019 to Falk; on July 31, 2002 Commonwealth distributed 50,148 to ComVest and 874 to Group Holdings; and on September 6, 2002 Commonwealth distributed 24,302 to Group Holdings. Commonwealth retained 922 Agent Warrants.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         In connection with the Private Placement and pursuant to the terms of the Subscription Agreement, ComVest purchased 2 Units for an aggregate purchase price of $200,000. ComVest purchased the Units for investment purposes.

         Other than the exercise of the Private Placement Warrants, ComVest does not have any current plans to acquire any additional shares of Common Stock of the Issuer. In addition, ComVest does not have any current plans to dispose of the Private Placement Warrants.

         See Item 3 for a description of the Advisor Warrants.

         Other than as set forth above, or as previously reported, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D/A. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to reflect that:

(a) ComVest may be deemed to be the beneficial owner of an aggregate of 217,850 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: (i) 124,224 shares of Common Stock; (ii) the right to acquire 43,478 Warrant Shares upon exercise of a Private Placement Warrant; and (iii) the right to acquire 50,148 shares of Common Stock upon exercise of an Advisor Warrant.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own 217,850 shares of Common Stock beneficially owned by ComVest, representing approximately 1.8% of the issued and outstanding shares of Common Stock of the Issuer.

         Commonwealth may be deemed to be the beneficial owner of an aggregate of 922 shares of Common Stock, representing approximately 0.01% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: the right to acquire 922 Warrant Shares upon exercise of an Advisor Warrant.

         Commonwealth Management, as the general partner of Commonwealth, may be deemed to beneficially own the 922 shares of Common Stock beneficially owned by Commonwealth, representing approximately 0.01% of the issued and outstanding shares of Common Stock of the Issuer.

         Group Holdings may be deemed to be the beneficial owner of an aggregate of 244,647 shares of Common Stock, representing approximately 2.02% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: (i) the right to acquire 25,875 Warrant Shares upon exercise of an Advisor Warrant; (ii) the 217,850 shares of Common Stock beneficially owned by ComVest; and (iii) the 922 shares of Common Stock beneficially owned by Commonwealth.

         Falk may be deemed to be the beneficial owner of an aggregate of 1,045,271 shares of Common Stock, representing approximately 8.55% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of:
(i) the 217,850 shares of Common Stock beneficially owned by ComVest; (ii) the 922 shares of Common Stock beneficially owned by Commonwealth; (iii) 684,605 shares of Common Stock; and (iv) the right to acquire 116,019 Warrant Shares upon the exercise of an Advisor Warrant. In his capacity as manager of Commonwealth Management (which is the general and principal partner of Commonwealth) the owner of all the interests in ComVest Management (the general partner of ComVest), and Chairman and the principal member of Group Holdings, Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

(b) Number of shares as to which each such person has:

         (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                 Name                    Number of Shares
                 ----                    ----------------

             Michael S. Falk                   800,624

         (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

             (i) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 217,850 shares of Common Stock beneficially held by ComVest.

             (ii) Commonwealth, Commonwealth Management and Falk may be deemed to share such voting and disposition powers with respect to the 922 shares of Common Stock beneficially held by Commonwealth.

             (iii) Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 244,647 shares of Common Stock beneficially held by Group Holdings.

         The foregoing descriptions of the Subscription Agreement, Private Placement Warrants, and the Agent's Warrants are not intended to be complete and are qualified in their entirety by the complete texts of the Subscription Agreement, the Private Placement Warrants, and the Agents Warrants, filed as Exhibits 2, 3, 4, and 5 hereto, respectively.

(c) Not applicable.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with respect to the Securities of the Issuer.

         Item 6 is hereby amended to add the following:

         Pursuant to the terms of the Placement Agency Agreement, Commonwealth agreed to assist the Issuer in raising approximately $6,000,000 in a private placement, in exchange for (i) a placement fee equal to 8.5% of the aggregate purchase price of the Units sold, and (ii) Agent's Warrants to purchase that number of shares of Common Stock as equals 10% of the aggregate number of shares of Common Stock sold in the Private Placement on a fully-diluted basis that gives effect to the exercise of the Private Placement Warrants. The Agent's Warrants are exercisable for five years and shall have an exercise price of $1.61 per share.

         Pursuant to the terms of the Subscription Agreement, the Issuer agreed that it would prepare and file, no later than April 28, 2003 (i.e., 6 months following the date of the closing of the merger transaction between the Issuer (f/k/a Lil Marc, Inc.), LILM Acquisition Corp. and IST Operating Inc. (f/k/a InkSure Technologies Inc.) (the "Merger") as previously disclosed by the Issuer), a registration statement under the Securities Act of 1933, as amended (the "1933 Act") with the Securities and Exchange Commission (the "SEC") covering the resale of the common stock issued as part of each Unit and the Private Placement Warrant Shares. In addition, the Issuer agreed to use its reasonable best efforts to cause such registration statement to become effective within 9 months following the date of the closing of the Merger. The Issuer also agreed that in the event that the Company's registration statement has not been declared effective by the SEC within nine months following the date of the closing of the Merger (or ten months to the extent necessary to comply with comments by the SEC) or if the registration statement has been suspended beyond 30 days during each year prior to the second anniversary of the closing of the Merger or beyond 90 days in any year thereafter, the then current exercise price for the Private Placement Warrants shall be reduced by 5% for each month (or portion thereof) until such time as the registration is effective or the suspension ceases and the prospectus may be used. The Issuer's obligation to keep the registration statement effective shall continue until the earlier of the date that all of the Registrable Securities have been sold thereunder or are eligible pursuant to Rule 144(k) under the 1933 Act (as evidenced by an opinion of counsel).

Item 7.  Material to Be Filed as Exhibits.

         Item 7 is hereby amended to add the following:

         Exhibit 1: Joint Filing Agreement, dated as of July 14, 2003.

         Exhibit 2: Agent's Warrants to purchase shares of Common Stock.

         Exhibit 3: Warrant to purchase shares of Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 14, 2003               COMVEST VENTURE PARTNERS, LP

                                     By:    ComVest Management, LLC,
                                            its general partner

                                     By:    /s/ Michael S. Falk
                                            ------------------------------------
                                     Name:  Michael S. Falk
                                     Title: Manager


Dated:   July 14, 2003               COMVEST MANAGEMENT, LLC

                                     By:    /s/ Michael S. Falk
                                            ------------------------------------
                                     Name:  Michael S. Falk
                                     Title: Manager

Dated:   July 14, 2003               COMMONWEALTH ASSOCIATES, LP

                                     By:    Commonwealth Management, LLC,
                                            its general partner

                                     By:    /s/ Inder Tallur
                                            ------------------------------------
                                     Name:  Inder Tallur
                                     Title: Secretary

Dated:   July 14, 2003               COMMONWEALTH MANAGEMENT, LLC

                                     By:    /s/ Inder Tallur
                                            ------------------------------------
                                     Name:  Inder Tallur
                                     Title: Secretary

Dated:   July 14, 2003               COMMONWEALTH ASSOCIATES
                                     GROUP HOLDINGS, LLC

                                     By:    /s/ Michael S. Falk
                                            ------------------------------------
                                     Name:  Michael S. Falk
                                     Title: Chairman and Chief Executive Officer

Dated:   July 14, 2003               By:    /s/ Michael S. Falk
                                            ------------------------------------
                                            Michael S. Falk

                                  EXHIBIT INDEX

         Exhibit 1: Joint Filing Agreement, dated as of July 14, 2003.

         Exhibit 2: Agent's Warrants to purchase shares of Common Stock.

         Exhibit 3: Warrant to purchase shares of Common Stock.


                                    Exhibit 1

                             JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of InkSure Technologies Inc., and hereby affirm that this Amendment No. 1 to Schedule l3D is being filed on behalf of each of the undersigned.

Dated:   July 14, 2003               COMVEST VENTURE PARTNERS, LP

                                     By:    ComVest Management, LLC,
                                            its general partner

                                     By:    /s/ Michael S. Falk
                                            ------------------------------------
                                     Name:  Michael S. Falk
                                     Title: Manager


Dated:   July 14, 2003               COMVEST MANAGEMENT, LLC

                                     By:    /s/ Michael S. Falk
                                            ------------------------------------
                                     Name:  Michael S. Falk
                                     Title: Manager


Dated:   July 14, 2003               COMMONWEALTH ASSOCIATES, LP

                                     By:    Commonwealth Management, LLC,
                                            its general partner

                                     By:    /s/ Inder Tallur
                                            ------------------------------------
                                     Name:  Inder Tallur
                                     Title: Secretary

Dated:   July 14, 2003               COMMONWEALTH MANAGEMENT, LLC

                                     By:    /s/ Inder Tallur
                                            ------------------------------------
                                     Name:  Inder Tallur
                                     Title: Secretary


Dated:   July 14, 2003               COMMONWEALTH ASSOCIATES
                                     GROUP HOLDINGS, LLC

                                     By:    /s/ Michael S. Falk
                                            ------------------------------------
                                     Name:  Michael S. Falk
                                     Title: Chairman and Chief Executive
                                            Officer

Dated:   July 14, 2003               By:    /s/ Michael S. Falk
                                            ------------------------------------
                                            Michael S. Falk